CONSENT OF AUTHOR

March 31, 2017

BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
B2Gold Corp.

Dear Sirs/Mesdames:

Re:	Filing of Technical Report by B2Gold Corp.

The undersigned is responsible for preparing or supervising the preparation of the technical report titled “Masbate Gold Operation, Republic of Philippines, NI 43-101 Technical Report on Operations” dated December 31, 2016 (the “Technical Report”).

Pursuant to Section 8.3 of National Instrument 43-101 – Standards of Disclosure for Mineral Projects, this letter constitutes the consent of the undersigned to the public filing of the Technical Report and to the inclusion of extracts from, or a summary of, the Technical Report in the Annual Information Form of B2Gold Corp. dated March 31, 2017 (the “Disclosure”).

The undersigned also confirms that he has read the Disclosure and that the Disclosure fairly and accurately represents the information in the Technical Report for which he is responsible and that the Technical Report supports the Disclosure.

Yours truly,

/s/ Ken Jones
Ken Jones, P.E.